UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D
(Amendment No. 1)

Under the Securities Exchange Act of 1934

Viveve Medical, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

92852W204

(CUSIP Number)

Brigitte Smith

GBS Venture Partners Pty Ltd.

PO Box 36

Flinders Lane, Melbourne VIC 8009

Australia

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 21, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1

 NAMES OF REPORTING PERSONS.

 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

GBS Venture Partners Pty Ltd. (formerly reported as GBS Venture Partners Limited), as trustee for GBS BioVentures III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF	7	SOLE VOTING POWER 0 shares
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 449,852 shares
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0 shares
WITH	10	SHARED DISPOSITIVE POWER 449,852 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 449,852 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1) Based on a report from the Issuer’s transfer agent indicating 10,606,919 shares of Common Stock issued and outstanding as of June 21, 2016. The number of shares beneficially owned also reflects a 1-for-8 reverse stock split effected by the Issuer on April 15, 2016.

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). GBS BioVentures III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF	7	SOLE VOTING POWER 0 shares
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 449,852 shares
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0 shares
WITH	10	SHARED DISPOSITIVE POWER 449,852 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 449,852 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1) Based on a report from the Issuer’s transfer agent indicating 10,606,919 shares of Common Stock issued and outstanding as of June 21, 2016. The number of shares beneficially owned also reflects a 1-for-8 reverse stock split effected by the Issuer on April 15, 2016.

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Brigitte Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF	7	SOLE VOTING POWER 28,976 shares (1)
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 449,852 shares
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 28,976 shares
WITH	10	SHARED DISPOSITIVE POWER 449,852 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 478,828 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Includes (i) 24,033 shares of Common Stock owned by the reporting person, (ii) an option to purchase 5,875 shares of Common Stock issued on September 26, 2014 of which a total of 2,693 shares have vested or will vest within 60 days of the date of this Schedule 13D, and (iii) an option to purchase 13,500 shares of Common Stock issued on December 16, 2015 of which a total of 2,250 shares have vested or will vest within 60 days of the date of this Schedule 13D.

(2) Based on a report from the Issuer’s transfer agent indicating 10,606,919 shares of Common Stock issued and outstanding as of June 21, 2016. The number of shares beneficially owned also reflects a 1-for-8 reverse stock split effected by the Issuer on April 15, 2016.

Schedule 13D

Item 1.	Security and Issuer.

This Amendment No. 1 to Schedule 13D (“Amendment 1”) is filed by GBS Venture Partners Pty Ltd. (formerly reported as GBS Venture Partners Limited), as trustee for GBS BioVentures III, GBS BioVentures III and Brigitte Smith (collectively, the “Reporting Persons”) and relates to the common stock, par value $0.0001 per share (the “Common Stock”) of Viveve Medical, Inc. (the “Issuer”), a Delaware corporation, having its principal executive office at 150 Commercial Street, Sunnyvale, California 94086. Amendment 1 is being filed to report that the Reporting Persons are no longer the beneficial owners of more than 5% of the Issuer’s Common Stock. The information included in this Amendment 1 is based on a report from the Issuer’s transfer agent indicating 10,606,919 shares of Common Stock outstanding as of June 21, 2016, which takes into consideration a 1-for-8 reverse stock split effected by the Issuer on April 15, 2016.

Item 2.	Identity and Background.

This statement is being filed by:

(a) GBS BioVentures III (the “Fund”);

(b) GBS Venture Partners Pty Ltd. (formerly reported as GBS Venture Partners Limited), as trustee for the Fund (“GBS”); and

(c) Brigitte Smith, the managing partner at GBS (the “Managing Partner”).

The Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.

The address of the principal business office of the Reporting Persons is PO Box 36, Flinders Lane, Melbourne VIC 8009, Australia.

Item 5.	Interest in Securities of the Issuer.

On June 21, 2016 the Reporting Persons determined, based on a report from the Issuer’s transfer agent showing 10,606,919 shares of the Issuer’s Common Stock outstanding, that the Reporting Persons were no longer the beneficial owners of more than 5% of the Issuer’s common stock.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1     Joint Filing Agreement, among the Reporting Persons

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 23, 2016

GBS BIOVENTURES III By: GBS Venture Partners Pty Ltd., as trustee for GBS BioVentures III By: /s/ Brigitte Smith
Managing Partner

GBS Venture Partners Pty Ltd., as trustee for GBS BioVentures III By: /s/ Brigitte Smith
Managing Partner

 /s/ Brigitte Smith

Brigitte Smith